IRANNOTICE

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

May 22, 2014

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that BT Group plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2014, which was filed with the US Securities and Exchange Commission on May 22, 2014.

Respectfully submitted,

BT Group plc

/s/ Dan Fitz

Dan Fitz

Company Secretary

BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com